Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-261046

July 30, 2024

Omnicom Group Inc.

$600,000,000 5.300% Senior Notes due 2034

Pricing Term Sheet

July 30, 2024

Issuer:	Omnicom Group Inc.
Expected Ratings (Moody’s / S&P)*:	Baa1/BBB+
Title of Securities:	5.300% Senior Notes due 2034
Principal Amount:	$600,000,000
Coupon:	5.300% per annum
Interest Payment Dates:	Semi-annually on each May 1 and November 1
Initial Interest Payment Date:	May 1, 2025
Maturity Date:	November 1, 2034
Benchmark Treasury:	4.375% UST due May 15, 2034
Benchmark Treasury Price / Yield:	101-28 / 4.139%
Spread to Benchmark Treasury:	T + 120 basis points
Yield to Maturity:	5.339%
Price to Public (Issue Price):	99.670% of the principal amount
All-In Price (after deducting underwriting commissions):	99.020%
Optional Redemption:

Prior to August 1, 2034, the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium (calculated at a rate equal to the sum of the applicable Treasury Rate plus 20 basis points), together with accrued and unpaid interest thereon to the redemption date. On or after August 1, 2034, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.

See the preliminary prospectus supplement for the definition of

“Treasury Rate” and for further terms and provisions applicable to optional redemption.

Trade Date:	July 30, 2024
Settlement Date**:	August 2, 2024 (T+3)
CUSIP:	681919 BG0
ISIN:	US681919BG08
Use of Proceeds:	We intend to use the net proceeds from the sale of the notes offered hereby, along with available cash, if necessary, to fund the repayment of our 3.65% Senior Notes due 2024, which mature on November 1, 2024, of which $750 million aggregate principal amount was outstanding as of June 30, 2024. Pending the application of the net proceeds, we may invest such net proceeds in short-term investment grade obligations.
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-261046

July 30, 2024

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

**We currently expect to deliver the notes on or about August 2, 2024, which will be the third business day following the date of pricing of the notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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